Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Inland Retail Real Estate Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-115268) on Form S-3 of Inland Retail Real Estate Trust, Inc. (the Company) of our reports dated March 10, 2005, with respect to the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2004, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of the Company.

KPMG LLP

Chicago, Illinois

March 10, 2005